UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Results of Linkage Global Inc’s Extraordinary General Meeting of Holders of Class A Ordinary Shares

The extraordinary general meeting of holders of Class A ordinary shares (the “Class A EGM”) of Linkage Global Inc (the “Company”) was held at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, on January 27, 2025, at 9 a.m., Eastern Time.

At the Class A EGM, holders of Class A ordinary shares of the Company duly adopted the following resolution:

●	To approve as a Special Resolution in accordance with Article 2.8 of the Company’s amended and restated articles of association, that the variation of the rights attaching to Class A ordinary shares of par value US$0.00025 each resulting from the number of votes holders of Class B ordinary shares of par value US$0.00025 each are entitled to cast on a poll being increased from 20 votes to 100 votes for each Class B Ordinary Share they hold is approved (the “Class B Variation”).

●	To approve as an Ordinary Resolution, to adjourn the Class A EGM to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Class A EGM, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of all shareholders of the Company scheduled to be held on or about the date of the Class A EGM (the “Class A EGM Adjournment”).

Results of Linkage Global Inc’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of the Company was held at 25th Floor, Building A, Sea Lion Intelligent Center, No. 11 Keji East Road, High Tech Zone, Fuzhou City, Fujian Province, People’s Republic of China, on January 27, 2025, at 9:30 a.m., Eastern Time.

At the EGM, shareholders of the Company duly adopted the following resolutions:

●	To approve as an ordinary resolution, that the authorised share capital of the Company be immediately increased from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares of par value US$0.00025 each to US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each (the “Share Capital Increase”).

●	To approve as a special resolution that, subject to and immediately following the Share Capital Increase being effected, the Company adopt an amended and restated memorandum of association (the “A&R MoA”) in substitution for, and to the exclusion of, the Company’s existing memorandum of association, to reflect the Share Capital Increase.

●	To approve as an ordinary resolution that:

(a) conditional upon the approval of the board of directors of the Company (the “Board of Directors”) in its sole discretion, with effect as of the date the Board of Directors may determine:

(i) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating:

a. every 100 Class A ordinary shares of par value US$0.00025 each into one Class A ordinary share with a par value of US$0.025 each; and

b. every 100 Class B ordinary shares of par value US$0.00025 each into one Class B ordinary share with a par value of US$0.025 each,

with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares in the capital of the Company as set out in the amended and restated memorandum of association (the “Share Consolidation”);

(ii) as a result of the Share Consolidation:

a. if the Share Capital Increase is approved, the authorised share capital of the Company be amended from US$2,500,000 divided into 9,980,000,000 Class A ordinary shares with a par value of US$0.00025 each and 20,000,000 Class B ordinary shares with a par value of US$0.00025 each to US$2,500,000 divided into 99,800,000 Class A ordinary shares with a par value of US$0.025 each and 200,000 Class B Ordinary Shares with a par value of US$0.025 each; and

b. if the Share Capital Increase is not approved, the authorised share capital of the Company be amended from US$50,000 divided into 195,000,000 Class A ordinary shares with a par value of US$0.00025 each and 5,000,000 Class B ordinary shares with a par value of US$0.00025 each to US$50,000 divided into 1,950,000 Class A ordinary shares with a par value of US$0.025 each and 50,000 Class B Ordinary Shares with a par value of US$0.025 each; and

(iii) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(b) any one director or officer of the Company be and is hereby authorised, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation, if and when deemed advisable by the Board of Directors in its sole discretion.

●	To approve as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company’s adoption of the amended and restated memorandum of association (the “Further A&R MoA”), in substitution for, and to the exclusion of, the Company’s memorandum of association then in effect, to reflect the Share Consolidation.

●	To approve as a special resolution that, subject to the Company receiving consent to the Class B Variation from each class of shareholders in accordance with Article 2.8, the Company’s adoption of amended and restated articles of association (the “A&R AoA”), in substitution for, and to the exclusion of, the Company’s existing articles of association, to reflect, amongst other things, the Class B Variation.

●	To approve as an ordinary resolution that, the EGM be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the extraordinary general meeting of the Company, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals or any proposal to be presented at the extraordinary general meeting of the holders of Class A ordinary shares of the Company to be held on or about the date of the meeting (the “EGM Adjournment”).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: January 29, 2025	By:	/s/ Zhihua Wu
	Name:	Zhihua Wu
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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